March 15, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re: Request for Acceleration - Energy Fuels Inc.

Registration Statement on Form S-3

(SEC File No. 333-253666)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Energy Fuels Inc. (the "Company"), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-253666), and permit said Registration Statement to become effective at 9:00 a.m. (Eastern Time) on March 18, 2021, or as soon thereafter as practicable.

The Company hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376 with any questions with respect to this request.

Sincerely,

Energy Fuels Inc.

/s/ David C. Frydenlund

David C. Frydenlund

Chief Financial Officer

cc: James Guttman, Dorsey & Whitney LLP